REGAL-BELOIT



"At The Heart Of What Drives Your World"

2001
ANNUAL REPORT

About the Company

Headquartered in Beloit, Wisconsin, REGAL-BELOIT CORPORATION is a leading international manufacturer of mechanical and electrical motion control components designed to meet the high-performance needs of customers around the world. From electric motors and generators to gear reducers, electronic switchgear and high-speed metal cutting tools, REGAL-BELOIT's products are often concealed within, but essential to the function of so much of the equipment powering the world. You will find REGAL-BELOIT products in pumps, elevators, conveyors, x-ray machines, office equipment, machine tools, power stations and thousands of other critical uses.

REGAL-BELOIT's strength is in its market diversity and serves an expansive array of markets from heavy industry to high technology. Markets include food processing, medical, material handling, petro-chemical, construction, manufacturing, agriculture and mining, to name a few. The Company offers customers many value-added services from "engineering art to final part." Few companies can match REGAL-BELOIT's abilities to adapt and modify products to required specifications and deliver consistent quality, at a fair price and a time dictated by the customer.

REGAL-BELOIT's ongoing success can be attributed, in part, to an aggressive acquisition program, which has become a Company hallmark. The Company now operates 20 companies with over 57 manufacturing and service/distribution facilities throughout the United States and in Canada, Europe and Asia.

REGAL-BELOIT stock is traded on The American Stock Exchange® under the symbol RBC.

CAUTIONARY STATEMENT

The following is a cautionary statement made under the Private Securities Litigation Reform Act of 1995: With the exception of historical facts, the statements contained in this Annual Report may be forward looking statements. Actual results may differ materially from those contemplated. Forward looking statements involve risks and uncertainties, including but not limited to, the following risks: 1) cyclical downturns affecting the markets for capital goods, 2) substantial increases in interest rates that impact the cost of the Company's outstanding debt, 3) the success of Management in increasing sales and maintaining or improving the operating margins of its businesses, 4) the availability of or material increases in the costs of select raw materials or parts, and 5) actions taken by competitors. Investors are directed to the Company's documents, such as its Annual Report on Form 10-K and Form 10-Q's filed with the Securities and Exchange Commission.

Table of Contents

ABOUT THE COVER

From electric motors and generators to gear drives and transmissions, REGAL-BELOIT products are essential to the function of so much of the equipment powering the world. Pictured applications include (clockwise from left to right): food processing, medical, specialty vehicles and pumping.



REGAL-BELOIT

"At The Heart Of What Drives Your World"

In Thousands, Except Per Share Data	2001	2000
For the Year		
Net Sales	$ 663,571	$ 598,203
Net Income	19,590	33,771
Net Income as a Percentage of Net Sales	3.0%	5.6%
Return on Average Shareholders' Investment	7.1%	12.8%
Per Share		
Earnings Per Share	$ .94	$ 1.61
Earnings Per Share - Assuming Dilution	.93	1.61
Dividends Declared	.48	.48
Shareholders' Investment (at December 31)	13.42	13.10
At December 31		
Working Capital	$ 161,044	$ 185,781
Net Property, Plant and Equipment	184,873	189,078
Total Assets	746,599	792,407
Long-term Debt	345,667	393,510
Shareholders' Investment	280,150	273,889

NET SALES
(in millions)


$750
600
450
300
150
1997
1998
1999
2000
2001

NET INCOME
(in millions)


$40
30
20
10
1997
1998
1999
2000
2001

EARNINGS PER SHARE
(Assuming Dilution)


$2.00
1.50
1.00
0.50
1997
1998
1999
2000
2001

SHAREHOLDERS' INVESTMENT


300
250
200
150
100
50
1997
1998
1999
2000
2001



James L. Packard

2001 was a year of meaningful change and many challenges . . .

Net sales for the year were $663,571,000, up 10 percent from 2000. The sales increase was due to the inclusion of a full year of sales from the LEESON Electric acquisition, versus only a partial year of their sales in 2000. Net of acquisitions, our base business levels declined 11% and our net income declined to $.93 per share versus $1.61 per share in 2000. Operating cash flow was a record $81,769,000.

As I reflected on this past year while preparing to write this letter, it became clear to me that the traditional measures used to evaluate our results are not the only measures we should use to determine our success. Clearly, real increases in sales and increased earnings are the basic standards we focus on, and in 2001, these results speak for themselves. The year was extremely difficult, as we encountered a worsening economy throughout the year, and the tragic events of September 11th were beyond what any of us could have imagined. Early in the year, our people recognized that the weakening world economy, the strong U.S. dollar and the Federal Reserve's lack of understanding for what was happening in the industrial sector would most likely negatively impact our businesses in 2001.

With this as a backdrop, our people quickly took aggressive steps throughout the Company to reduce inventories, control receivables, accelerate productivity improvements and reduce spending at every level. These efforts resulted in not exciting but solid profits, and more importantly, in this type of economy, our *record operating cash flow.*

I feel our people truly distinguished themselves as outstanding performers in 2001, and I believe the following actions we took in 2001 set the stage for a rapid recovery and strategically positioned us for the future.

The *reduction of inventories* by $16,469,000 during a year of sequentially declining sales was no small accomplishment by our operating unit managers. It required continual attention and the discipline to reduce production levels. While depressing our earnings further, this was the right business decision and it positions us for better results as the economy recovers.

Productivity improvements have been a way of life at REGAL-BELOIT; they have been at the core of what we routinely do and have substantially contributed to our traditionally strong margins. The continued slowing of business allowed us to expedite a number of major productivity improvement projects. We acted on a number of synergies previously forecasted as a result of the reorganization of the Motor Technologies Group.

At the corporate level, we aggressively moved forward with our *logistics and world sourcing* strategy. This newly highlighted function is a major strategic focus for us, and is headed by a new Corporate Vice-President. Considerable progress was made in 2001 in sourcing raw materials and finished product from a number of global sources, reducing our costs and, more importantly, improving our position to take full advantage of our strategy of being a global manufacturer. Our logistics strategy goes well beyond the expected 40% savings in our finished goods and raw material freight costs. Our mission to have the *Right Product* in the *Right Place* at the *Right Time* made substantial progress in 2001. By year-end, we had a fleet of 56 tractors and nearly 100 trailers in operation, and had substantially moved forward with the expansion of our hub and spoke distribution system. With more than 40 major stocking locations in the United States and Canada, our ability to reduce cost and serve our customers clearly distinguishes us in our industry.

Several years ago, the Company initiated a much stronger focus on the introduction of *new products*. This initiative, which is essential to our long-term growth and market share targets, resulted in several major accomplishments. Both the Mechanical and Electrical Groups introduced several new or completely redesigned products with a major emphasis in the area of high-efficiency. Specific noteworthy examples in the Mechanical Group are the completely new lines of *Helical Bevel* and *Helical Worm Gear Mechanical Drives*, and a new *Electronic 2-Speed Transmission* developed for off-road applications. The Electrical Group also did well in this area and exceeded their target for the year by introducing new *Marine Motors, Wash-Down Duty Motors* and a *1,000 Frame, 4.0 Megawatt Generator*. The highlight of the year for this Group was winning the "Product of the Year" award from "Design Engineering" magazine for our new *micro-MAX™ AC Inverter-Duty Motor* with its patented *MAX GUARD®* insulation system.



Our new, award-winning micro-MAX™ AC Inverter-Duty Motor

In April 2001, the Board of Directors elected three new officers. These changes were important and necessary. Our substantial growth in recent years and our strategy for the future require us to position ourselves to perform at new levels. I am particularly pleased with these appointments. The experience of this team and their knowledge is unequaled in our industry.

Dave Eisenreich was elected as Vice-President of REGAL-BELOIT CORPORATION and President of our new Motor Technologies Group. Dave most recently served as President of our Marathon Electric subsidiary. He had previously been employed by Marathon for 22 years.

Gary Schuster was elected as Vice-President of REGAL-BELOIT CORPORATION and President of the Mechanical Group. Gary joined us in 1999 with the acquisition of Lincoln Motors, where he previously served Lincoln Electric for 21 years.

Fritz Hollenbach was elected as Vice-President of Human Resources and Administration for the Corporation. Fritz is a 14-year veteran of our Mechanical Group, where he served in various positions, most recently as Vice-President of Human Resources.

"We have a clear view of what we need to be and how we will get there in this new industrial marketplace."

– James L. Packard

As we move forward, there is considerable uncertainty in the industrial sector of the economy. The dynamics of our markets have changed, and the dynamics of the world have changed. We believe things will not return to "business as usual." However, we have a clear view of what we need to be and how we will get there in this new industrial marketplace. We also feel that, as things change, there will be considerable opportunity for us to continue to make high return "bolt on" acquisitions, a strategy that has helped successfully build REGAL-BELOIT over its 47-year history.

Our *Comprehensive Product Offering* and *Leading Brands* supported by a strong focus on *Product Development*, our *Rapid Response Capabilities, Global Sourcing/Low Cost Producer Targets* and a *Strong, Experienced Management Team* have positioned us well and given us the flexibility to serve our *Broad and Diverse Customer Base* through our *Multi-Brand/Multi-Channel Distribution Model.*

As always, we thank our shareholders, employees and associates for your continued support and confidence. REGAL-BELOIT CORPORATION is dedicated to a responsible and progressive approach to business while remaining a high performance company.

Sincerely,

James L. Packard
Chairman, President, Chief Executive Officer

Five Year Historical Data

	(In Thousands, Except Per Share Data)				
	Year Ended December 31				
	2001	2000	1999	1998	1997
Net Sales	**$ 663,571**	$ 598,203	$ 550,661	$ 550,277	$ 493,174
Income from Operations	**56,060**	71,608	72,440	81,113	74,381
Net Income	**19,590**	33,771	38,067	42,961	38,897
Total Assets	**746,599**	792,407	508,165	485,070	488,699
Long-term Debt	**345,667**	393,510	148,166	166,218	192,261
Shareholders' Investment	**280,150**	273,889	252,626	224,497	189,427
Per Share of Common Stock:					
Earnings Per Share	**.94**	1.61	1.82	2.06	1.87
Earnings Per Share – Assuming Dilution	**.93**	1.61	1.80	2.02	1.83
Cash Dividends Declared	**.48**	.48	.48	.48	.48
Shareholders' Investment	**13.42**	13.10	12.04	10.74	9.09
Average Number of Shares Outstanding	**20,869**	20,984	20,959	20,893	20,806
Average Number of Shares – Assuming Dilution	**21,124**	20,996	21,170	21,278	21,275

Common Stock

	2001			2000		
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
1st Quarter	**$ 22.30**	**$ 16.40**	**$ .12**	$ 21.63	$ 16.50	$ .12
2nd Quarter	**21.35**	**16.10**	**.12**	19.00	15.63	.12
3rd Quarter	**22.50**	**16.90**	**.12**	17.78	15.25	.12
4th Quarter	**22.90**	**17.05**	**.12**	19.35	14.60	.12

REGAL-BELOIT has paid 166 consecutive quarterly dividends through January 2002. The number of registered holders of common stock as of December 31, 2001 is 923.

Quarterly Financial Information

	(In Thousands, Except Per Share Data)							
	1st Qtr.		2nd Qtr.		3rd Qtr.		4th Qtr.	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net Sales	**$ 177,122**	$ 144,185	**$ 171,946**	$ 145,027	**$ 166,719**	$ 138,180	**$ 147,784**	$ 170,811
Gross Profit	**45,151**	38,322	**42,829**	38,062	**40,706**	35,922	**37,191**	45,123
Income from Operations	**17,160**	18,087	**14,734**	18,213	**13,344**	16,670	**10,822**	18,638
Net Income	**5,842**	9,414	**5,284**	9,465	**4,703**	8,444	**3,761**	6,448
Earnings Per Share	**.28**	.45	**.25**	.45	**.23**	.40	**.18**	.31
Earnings Per Share – Assuming Dilution	**.28**	.45	**.25**	.45	**.22**	.40	**.18**	.31
Average Number of Shares Outstanding	**20,863**	20,986	**20,866**	20,988	**20,871**	20,994	**20,875**	20,970
Average Number of Shares – Assuming Dilution	**21,110**	21,033	**21,128**	20,988	**21,129**	20,994	**21,130**	20,970

Unless the context requires otherwise, references below to "we," "us" or "our" refer collectively to REGAL-BELOIT CORPORATION and its subsidiaries.

Overview

We are a leading manufacturer and marketer of industrial electric motors, electric power generation components and controls, mechanical motion control products and cutting tools, serving markets predominantly in the United States as well as throughout the world. Our business is organized into two segments. Our Electrical Group manufactures and markets a full line of alternating current (AC) and direct current (DC) industrial electric motors, electric power generation components and controls, and electrical connecting devices. Our Mechanical Group manufactures and markets a broad array of mechanical products, including gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators and cutting tools. We have grown our business during the past several years, in part, through a series of acquisitions, including the acquisitions of the spiral bevel gear product line of Philadelphia Gear Company in January 2001, LEESON Electric Corporation in September 2000, Thomson Technology, Inc. in June 2000 and the Lincoln Motors business of Lincoln Electric Holdings, Inc. in May 1999. See Note 4 of Notes to Consolidated Financial Statements.

Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. The economic slowdown that began in mid-2000 and became an economic recession in 2001 was the most significant factor in our reduced performance in 2001. Our net sales, while reaching a record $663,571,000 in 2001, 10.9% greater than in 2000, were down 11.4% when the impact of the two acquisitions we made in 2000 is excluded. Net income in 2001 was $19,590,000, a 42.0% reduction from the previous year.

We improved our operating cash flow by more than $29,600,000 in 2001, primarily as a result of reductions in receivables and inventories. Combined with cash flow from net income, depreciation, and amortization, we generated nearly $82,000,000 of operating cash flow in 2001. This enabled us, after funding capital expenditures and paying shareholder dividends, to reduce our outstanding total debt by nearly $48,000,000 during 2001.

Results of Operations

2001 versus 2000

Net sales in 2001 were $663,571,000, a 10.9% increase from 2000 net sales of $598,203,000. Excluding those net sales from the 2000 acquisitions of LEESON Electric and Thomson Technology necessary for comparability purposes, our 2001 net sales were 11.4% below 2000 net sales. This decrease was primarily due to reduced sales volumes as a result of the economic recession that impacted both of our operating groups. Electrical Group net sales increased 29.1% to $456,956,000 in 2001 from $353,954,000 in 2000. Excluding the two acquisitions we made in 2000, Electrical Group net sales in 2001 were 8.6% below comparable 2000. Mechanical Group net sales decreased 15.4% to $206,615,000 in 2001 from $244,249,000 in 2000.

Our gross profit increased 5.4% to $165,877,000 in 2001 from $157,429,000 in 2000. Gross profit as a percentage of net sales (gross profit margin) declined to 25.0% in 2001 from 26.3% in 2000 due primarily to lower production volumes resulting from decreasing sales and planned inventory reductions and to increased price competition. Income from operations declined 21.7% to $56,060,000 in 2001, or 8.4% of net sales, from $71,608,000, or 12.0% of net sales, in 2000. The decrease in income from operations as a percentage of net sales (operating income margin) was due to a combination of the decrease in gross profit margin and an increase in operating expenses as a percentage of net sales to 16.5% in 2001 from 14.3% in 2000. The increase in operating expenses as a percentage of net sales was due primarily to the fact that LEESON Electric selling expenses, as a percentage of net sales, were greater than those we have historically incurred. In addition, a large part of our operating expenses are relatively fixed and our goodwill amortization increased by $3.4 million in 2001. Electrical Group operating income margin decreased to 8.8% in 2001 from 11.5% in 2000 and Mechanical Group operating income margin declined to 7.7% in 2001 from 12.6% in 2000. The decrease in Electrical Group operating income margin was due primarily to the increase in operating expenses as a percentage of net sales described above. The decrease in Mechanical Group operating income margin resulted from a combination of higher operating expenses as a percentage of net sales and to a lower 2001 gross profit margin. See Note 10 of Notes to Consolidated Financial Statements.

Interest expense increased to $22,239,000 in 2001 from $15,332,000 in 2000, primarily as a result of debt incurred to finance our acquisition of LEESON Electric at the end of September 2000. Interest expense decreased steadily by quarter in 2001, due to declining interest rates and as a result of our reducing total debt by nearly $48,000,000 during 2001. The average rate of interest we paid on outstanding debt in 2001 was 5.9% as compared to 7.4% in 2000. Because our income before income taxes decreased in 2001 from 2000, the impact of non-deductible goodwill amortization resulted in an increase in our effective tax rate in 2001 to 42.5% of income before income taxes from 40.3% in 2000.

Net income decreased 42.0% to $19,590,000 in 2001 from $33,771,000 in 2000. As a percentage of net sales, net income decreased to 3.0% in 2001 from 5.6% in 2000. Basic earnings per share were $.94 and diluted earnings per share were $.93 in 2001, as compared to $1.61 (both basic and diluted) in 2000, representing a 41.6% and 42.2% decrease, respectively.

2000 versus 1999

Our net sales increased 8.6% to $598,203,000 in 2000 from $550,661,000 in 1999. Electrical Group net sales increased 19.7% to $353,954,000 in 2000 from $295,694,000 in 1999. This increase reflects a full year of sales from Lincoln Motors, which we acquired in 1999. Excluding the LEESON Electric and Thomson Technology acquisitions, the increase in 2000 from 1999 was 3.8%. Mechanical Group net sales decreased 4.2% to $244,249,000 in 2000 from $254,967,000 in 1999. This decrease was due primarily to broad-based weakness in the agriculture, transportation, marine, construction equipment and industrial machinery markets, particularly in the second half of 2000. We consider the diversity of markets served by our two operating groups as a key asset; however, new product introductions and increased market penetration achieved in 2000 did not offset the broad-based market slowdown.

All net sales, cost of sales and operating expenses have been restated to reflect the required accounting change, adopted October 1, 2000, for shipping and handling billings and costs. As a result of this accounting change, 2000 net sales increased $7,919,000, cost of sales increased $17,930,000, and operating expenses decreased $10,011,000. Similarly, 1999 net sales increased $6,029,000, cost of sales increased $13,321,000 and operating expenses decreased $7,292,000. This change had no impact on net income or income from operations in any period. All prior periods have been restated to reflect this accounting change.

Gross profit increased 9.2% to $157,429,000 in 2000 from $144,168,000 in 1999. As a percentage of net sales, gross profit margin of 26.3% in 2000 was slightly higher than 26.2% in 1999. Income from operations decreased 1.1% to $71,608,000 in 2000, or 12.0% of net sales, from $72,440,000, or 13.2% of net sales, in 1999. The decrease in operating income margin was due to an increase in operating expenses as a percentage of net sales to 14.3% in 2000 from 13.0% in 1999. The increased percentage resulted primarily from higher selling expenses during 2000 and to LEESON Electric's selling expenses as a percentage of net sales being greater than those we have historically incurred. Electrical Group operating income margin decreased to 11.5% in 2000 from 12.4% in 1999, while the Mechanical Group operating income margin declined to 12.6% in 2000 from 14.0% in 1999. The operating income margin decrease in the Electrical Group resulted primarily from increased selling expenses as a percentage of net sales, which were partly offset by improvement in gross profit margin from 1999. Favorable product mix of sales and improved manufacturing productivity enabled the Electrical Group to more than offset the impact of higher manufacturing costs in 2000. The Mechanical Group decrease was primarily due to a combination of lower sales volume, higher raw material, fuel and labor costs, reduced production levels and higher selling expenses as a percentage of net sales.

Interest expense increased 63.0% to $15,332,000 in 2000 from $9,406,000 in 1999, virtually all as a result of the LEESON Electric acquisition. The higher interest expense was due to a combination of borrowing approximately $260,000,000 to finance the LEESON Electric acquisition, an increase in the interest rate paid on virtually all our debt from 6.9% to 7.9% effective September 29, 2000 and increases during the first half of 2000 in the London Interbank Offered Rate, or LIBOR, the rate upon which the interest rate we pay is based. The average rate of interest we paid on outstanding debt in 2000 was 7.4% as compared to 5.6% in 1999. Our effective tax rate in 2000 increased to 40.3% of income before taxes from 39.8% in 1999. The increase was due primarily to miscellaneous foreign tax-related items in 2000.

Net income decreased 11.3% to $33,771,000 in 2000 from $38,067,000 in 1999. Net income as a percentage of net sales decreased to 5.6% in 2000 from 6.9% in 1999. The reduced percentage was due in part to the impact on the fourth quarter of the LEESON Electric acquisition, which added net sales but was approximately neutral to net income as we had expected, and in part to lower earnings in 2000 from our other operations. Basic and diluted earnings per share in 2000 were $1.61, 11.5% and 10.6% below, respectively, 1999's basic earnings per share of $1.82 and diluted earnings per share of $1.80.

Liquidity and Capital Resources

Our working capital decreased 13.3% to $161,044,000 at December 31, 2001 from $185,781,000 at December 31, 2000. The decrease resulted primarily from an aggregate reduction of more than $33,000,000 in our receivables and inventories in 2001. The reduction in our receivables was due primarily to the impact of the U.S. economic recession on our sales volume and operations and occurred primarily in the fourth quarter of 2001. The decrease in inventories was due in part to planned reductions in production levels and was made primarily in the first nine months of 2001. Despite the reduction in our working capital, our current ratio at December 31, 2001 remained substantially the same as it was at December 31, 2000.

Cash flow from operations increased 57.0% to $81,769,000 in 2001 from $52,089,000 in 2000. The major factors contributing to the increased operating cash flow were $16,673,000 from reduced receivables and $17,014,000 from reduced inventories. Cash flow used in investing activities was $18,246,000 in 2001 and $285,020,000 in 2000. The 2000 investing activities included the acquisition of LEESON Electric. In 2001, capital expenditures were $15,426,000 compared to $16,994,000 in 2000. The capital expenditure figures in any year do not include the amounts of property, plant and equipment obtained in connection with our acquisitions. Such capital additions are included as part of acquisition costs under the heading "Business acquisitions" in the Consolidated Statements of Cash Flows. We currently expect capital expenditures for 2002 to be approximately $20,000,000, although our commitments for property, plant and equipment as of December 31, 2001 were $431,000. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2002. Cash flow used in financing activities in 2001 totaled $59,474,000, of which $48,598,000 on a net basis was used to repay debt, $10,022,000 was used to pay shareholder dividends and $1,042,000 was used in January 2001 to repurchase 60,700 shares of our common stock at a weighted average purchase price of $17.17 per share. We have not repurchased any shares of our common stock since January 2001.

Our primary financing source is our $350,000,000 long-term revolving credit facility that expires on December 31, 2005, which we reduced from $375,000,000 when we completed the stock offering described in this paragraph. Our credit facility requires us to maintain specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all of the financial ratios and financial condition tests specified by our amended credit agreement as of December 31, 2001. In March 2002, we completed a public offering of 3,573,900 shares of our common stock, excluding the underwriters' overallotment option of 536,085 shares which had not been exercised at the time this annual report was printed. The net proceeds of the 3,573,900 shares issued were approximately $78,400,000, which was used to repay our outstanding debt. With the application of the net proceeds from this offering, we believe we will be able to satisfy the financial ratios and tests specified in our credit facility for the foreseeable future, absent unexpected changes in general business and economic conditions.

At December 31, 2001, we had, after deducting approximately $2,800,000 of standby letters of credit, $30,200,000 of available borrowing capacity. On a pro forma basis giving effect to the public offering of our common stock, we would have had $83,500,000 of available borrowing capacity at December 31, 2001. We believe that the combination of borrowing availability under our credit facility and operating cash flow will provide sufficient cash availability to finance our existing operations for the foreseeable future. Our outstanding total debt of $345,787,000 at December 31, 2001 reflected a reduction of $47,829,000 from $393,616,000 at December 31, 2000. The debt reduction was due primarily to the application of cash generated from operations by the above-mentioned receivables and inventory reductions. See Note 5 of Notes to Consolidated Financial Statements.

As a result of our capital structure, we are exposed to interest rate risk. Virtually all of our debt is under a credit facility with a variable interest rate based on a margin above LIBOR. As a result, interest rate changes impact our future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in our weighted average borrowing rate on the outstanding debt at December 31, 2001, would result in a change in after-tax annual earnings of approximately $900,000. We have no material foreign currency rate risk. In addition, we do not have any material derivative instruments.

Recent Accounting Pronouncements

On June 30, 2001, the Financial Accounting Standards Board finalized Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. Under the requirements of Statement No. 142, intangible assets meeting specific criteria will be separately identified from goodwill acquired in future acquisitions and amortized over their individual useful lives. Also, our existing goodwill at June 30, 2001 will no longer be amortized, effective January 1, 2002. This will eliminate approximately $8,400,000 of annual goodwill amortization and have a favorable annual impact on net income of approximately $6,700,000. As of December 31, 2001, we had goodwill on our balance sheet of $312,735,000, relating to our acquisitions of LEESON Electric, Marathon Electric and, to a lesser extent, Thomson Technology. The amount of goodwill constituted approximately 42.0% of our total assets. An assessment of fair value will be used to test for impairment of goodwill on an annual basis or when circumstances indicate a possible impairment. We have completed our 2002 annual impairment test and there has been no impairment of goodwill. Additionally, Statement No. 143, "Asset Retirement Obligations", and Statement No. 144, "Impairment or Disposal of Long-Lived Assets", have been issued by the FASB. Adoption of these Statements on January 1, 2002 will not have a material adverse effect on our consolidated financial statements.

Consolidated Balance Sheets

REGAL-BELOIT

In Thousands of Dollars, Except Share Information

Assets

	December 31, 2001	December 31, 2000
Current Assets:		
Cash and cash equivalents	$ 6,629	$ 2,612
Receivables, less allowance for doubtful accounts of $2,233 in 2001 and $2,031 in 2000	80,595	97,032
Income tax receivable	182	4,069
Future income tax benefits	8,420	9,475
Inventories	132,272	148,741
Prepaid expenses	3,401	3,709
Total Current Assets	231,499	265,638
Property, Plant and Equipment:		
Land and improvements	11,867	11,898
Buildings and improvements	85,170	84,171
Machinery and equipment	240,444	225,617
Property, Plant and Equipment, at cost	337,481	321,686
Less: Accumulated Depreciation	(152,608)	(132,608)
Net Property, Plant and Equipment	184,873	189,078
Goodwill	312,735	316,295
Other Noncurrent Assets	17,492	21,396
Total Assets	$ 746,599	$ 792,407

Liabilities and Shareholders' Investment

	2001	2000
Current Liabilities:		
Accounts payable	$ 28,429	$ 32,298
Dividends payable	2,505	2,509
Accrued compensation and employee benefits	20,250	21,941
Other accrued expenses	17,303	22,849
Federal and state income taxes	1,848	154
Current maturities of long-term debt	120	106
Total Current Liabilities	70,455	79,857
Long-term Debt	345,667	393,510
Deferred Income Taxes	43,022	41,063
Other Noncurrent Liabilities	5,304	4,088
Minority Interest in Consolidated Subsidiary	2,001	—
Shareholders' Investment:		
Common stock, $.01 par value, 50,000,000 shares authorized, 20,877,249 issued and outstanding in 2001 and 20,912,192 issued and outstanding in 2000	210	210
Additional paid-in capital	41,967	41,779
Less: Treasury Stock, at cost, 159,900 shares in 2001 and 99,200 shares in 2000	(2,727)	(1,685)
Retained earnings	244,564	234,992
Accumulated other comprehensive loss	(3,864)	(1,407)
Total Shareholders' Investment	280,150	273,889
Total Liabilities and Shareholders' Investment	$ 746,599	$ 792,407

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

In Thousands of Dollars, Except Shares Outstanding and Per Share Data

	For The Year Ended December 31,		
	2001	2000	1999
Net Sales	**$ 663,571**	$ 598,203	$ 550,661
Cost of Sales	**497,694**	440,774	406,493
Gross Profit	**165,877**	157,429	144,168
Operating Expenses	**109,817**	85,821	71,728
Income From Operations	**56,060**	71,608	72,440
Interest Expense	**22,239**	15,332	9,406
Interest Income	**221**	274	220
Income Before Income Taxes	**34,042**	56,550	63,254
Provision For Income Taxes	**14,452**	22,779	25,187
Net Income	**$ 19,590**	$ 33,771	$ 38,067
Earnings Per Share	**$ .94**	$ 1.61	$ 1.82
Earnings Per Share - Assuming Dilution	**$ .93**	$ 1.61	$ 1.80
Average Number of Shares Outstanding	**20,868,896**	20,984,423	20,959,182
Average Number of Shares - Assuming Dilution	**21,124,204**	20,996,189	21,169,580

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Investment

In Thousands of Dollars, Except Per Share Data

	Comprehensive Income	Common Stock $.01 Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1998		$ 209	$ 40,860	—	$ 183,285	$ 143	$ 224,497
Net Income	$ 38,067	—	—	—	38,067	—	38,067
Dividends Declared ($.48 per share)		—	—	—	(10,065)	—	(10,065)
Translation Adjustments	(599)	—	—	—	—	(599)	(599)
Comprehensive Income	$ 37,468						
Stock Options Exercised		1	725	—	—	—	726
Balance, December 31, 1999		210	41,585	—	211,287	(456)	252,626
Net Income	$ 33,771	—	—	—	33,771	—	33,771
Dividends Declared ($.48 per share)		—	—	—	(10,066)	—	(10,066)
Translation Adjustments	(951)	—	—	—	—	(951)	(951)
Comprehensive Income	$ 32,820						
Common Stock Repurchased		—	—	(1,685)	—	—	(1,685)
Stock Options Exercised		—	194	—	—	—	194
Balance, December 31, 2000		210	41,779	(1,685)	234,992	(1,407)	273,889
Net Income	$ 19,590	—	—	—	19,590	—	19,590
Dividends Declared ($.48 per share)		—	—	—	(10,018)	—	(10,018)
Translation Adjustments	(928)	—	—	—	—	(928)	(928)
Additional Pension Liability	(1,529)	—	—	—	—	(1,529)	(1,529)
Comprehensive Income	$ 17,133						
Common Stock Repurchased		—	—	(1,042)	—	—	(1,042)
Stock Options Exercised		—	188	—	—	—	188
Balance, December 31, 2001		**$ 210**	**$ 41,967**	**$(2,727)**	**$244,564**	**$ (3,864)**	**$280,150**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

In Thousands of Dollars

	For The Year Ended December 31,		
Cash Flows From Operating Activities:	**2001**	2000	1999
Net income	**$ 19,590**	$ 33,771	$ 38,067
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	**31,798**	25,549	23,052
Provision for deferred income taxes	**3,014**	7,678	1,652
Change in assets and liabilities, net of acquisitions:			
Receivables	**16,673**	8,321	1,093
Inventories	**17,014**	(5,686)	7,066
Income tax receivable	**3,887**	(4,069)	—
Current liabilities and other, net	**(10,207)**	(13,475)	(673)
Net cash provided from operating activities	**81,769**	52,089	70,257
Cash Flows From Investing Activities:			
Additions to property, plant and equipment	**(15,426)**	(16,994)	(11,422)
Business acquisitions	**(3,629)**	(269,232)	(32,083)
Sale of property, plant and equipment	**650**	2,725	49
Other, net	**159**	(1,519)	(1,216)
Net cash used in investing activities	**(18,246)**	(285,020)	(44,672)
Cash Flows From Financing Activities:			
Additions to long-term debt	**2,000**	270,000	1,000
Repayment of long-term debt	**(50,598)**	(24,598)	(19,047)
Repurchase of common stock	**(1,042)**	(1,685)	—
Stock issued under option plans	**188**	194	726
Dividends paid to shareholders	**(10,022)**	(10,075)	(10,057)
Net cash (used in) provided from financing activities	**(59,474)**	233,836	(27,378)
Effect of Exchange Rate on Cash:	**(32)**	(22)	(26)
Net increase (decrease) in cash and cash equivalents	**4,017**	883	(1,819)
Cash and cash equivalents at beginning of year	**2,612**	1,729	3,548
Cash and cash equivalents at end of year	**$ 6,629**	$ 2,612	$ 1,729

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 22,607**	$ 14,924	$ 9,520
Income Taxes	**$ 7,265**	$ 18,348	$ 24,886

See accompanying Notes to Consolidated Financial Statements.

For The Three Years Ended December 31, 2001

(1) Nature of Operations

REGAL-BELOIT CORPORATION (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque and the Electrical Group with its principal line of business in electric motors and power generation products. The principal markets for the Company's products and technologies are within the United States.

(2) Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. The minority interest in the earnings of the majority-owned consolidated subsidiary is not material.

Revenue Recognition

Sales and related cost of sales for all products are recognized upon shipment of the products, as shipments are FOB shipping point.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year-end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 2001.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Life Insurance Policies

The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $7,963,000 at both December 31, 2001 and 2000. The cash surrender value, net of policy loans, is $251,000 and $3,209,000 at December 31, 2001 and 2000, respectively, and is included as a component of Other Noncurrent Assets.

Intangible Assets

The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years. Goodwill amortization was $8,401,000, $4,994,000 and $3,845,000 in 2001, 2000 and 1999, respectively. Accumulated goodwill amortization was $23,965,000 at December 31, 2001 and $15,564,000 at December 31, 2000.

Effective January 1, 2002, goodwill will no longer be amortized, in accordance with SFAS No. 142, "Goodwill and Intangible Assets." Intangible assets with definitive lives will continue to be amortized. Goodwill and intangible assets will be evaluated in 2002 for impairment of their carrying values and at least annually thereafter. Earnings will be charged if the carrying value of goodwill or an intangible asset exceeds its fair market value. The 2002 impairment test has been completed and there has been no impairment of goodwill.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

Inventories

The approximate percentage distribution between major classes of inventory is as follows:

	December 31,	
	2001	2000
Raw Material	**11%**	11%
Work In Process	**19%**	21%
Finished Goods and Purchased Parts	**70%**	68%

(2) Accounting Policies (cont'd)

Inventories are stated at cost, which is not in excess of market. Cost for approximately 87% of the Company's inventory at December 31, 2001 and 89% in 2000, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $4,417,000 and $3,233,000 as of December 31, 2001 and 2000, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

The cost of property, plant and equipment retired or otherwise disposed of is removed from the accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

Description	Life
Buildings and Improvements	10 to 45 years
Machinery and Equipment	3 to 15 years

Shipping and Handling Revenues and Costs

Shipping and handling costs are recorded as costs of sales and the related billings are recorded as sales.

Reclassifications

Certain reclassifications were made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

Earnings per Share

The difference between basic and diluted earnings per share is attributable to the incremental shares to be issued, under the Company's stock option plans, which totaled 255,308, 11,766, and 210,398 at December 31, 2001, 2000 and 1999, respectively.

(3) Leases and Rental Commitments

Rental expenses charged to operations amounted to $7,314,000 in 2001, $4,934,000 in 2000 and $4,189,000 in 1999. The Company has future minimum rental commitments under operating leases as shown in the following table:

Year	(In Thousands of Dollars)
2002	$ 4,164
2003	$ 3,081
2004	$ 2,926
2005	$ 2,227
2006	$ 1,847
Thereafter	$ 2,037

(4) Acquisitions

On January 16, 2001, the Company acquired, for cash, selected assets of Philadelphia Gear Company, which now comprise the Company's spiral bevel gear product line. The purchased assets included inventory and selected machinery, equipment and tooling. The operating results and assets purchased are not material to the performance or financial position of the Company.

On September 29, 2000, the Company acquired 100% of the stock of LEESON Electric Corporation, a private company, for approximately $260,000,000 in cash. During 2001, the purchase price allocation was finalized and resulted in an increase to goodwill of approximately $4,000,000. This resulted in approximately $86,000,000 of the purchase price being allocated to the net assets acquired, and the remaining $174,000,000 being recorded as goodwill. LEESON is a leading North American manufacturer and marketer of electric motors and related products. On June 29, 2000, the Company acquired the assets and liabilities of Thomson Technology, Inc. ("TTI") for approximately $10,000,000. TTI is a Vancouver, BC, Canada based manufacturer of power systems controls for the worldwide power generation market.

On May 28, 1999, the Company purchased the Lincoln Motors business of Lincoln Electric Holdings, Inc., for a cash purchase price of approximately $32,100,000. Lincoln Motors manufactures and markets a line of AC electric motors from 1 horsepower to 800 horsepower.

(5) Long-Term Debt and Bank Credit Facilities

Long-term debt consists of the following:

	(In Thousands of Dollars) December 31, 2001	2000
Revolving Credit Facility	**$ 342,000**	$ 392,500
Other	**3,787**	1,116
	345,787	393,616
Less: Current maturities	**120**	106
Noncurrent portion	**$ 345,667**	$ 393,510

The Company maintained at December 31, 2001, a $375,000,000 revolving credit facility which expires December 31, 2005 (the "Facility"). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR, which margin varies with the ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). These interest rates also vary with LIBOR. The Facility, as amended during 2001, restricts the payment of dividends to the current $.12 per quarter and also limits acquisitions for cash to $15 million for an individual acquisition and to $30 million in the aggregate. The Company has pledged in the amended Facility the stock of its major subsidiaries as security for this agreement. The stock pledge and the dividend and acquisition restrictions are subject to release if the Company's ratio of funded debt to EBITDA meets certain requirements. The Facility also includes various financial covenants regarding minimum net worth, permitted debt levels and minimum interest coverage. The most restrictive financial covenant included in the Facility is the ratio of funded debt to EBITDA. This covenant ratio was 4.15 at December 31, 2001, but declines in future quarters throughout 2002 to 3.25 at December 31, 2002. The Company was in compliance with all financial covenants as of December 31, 2001.

The average balance outstanding under the Facility in 2001 was $372,512,000. The average interest rate paid under the Facility in 2001 was 5.9% and was 4.2% at December 31, 2001. The Company had $30,200,000 of available borrowing capacity, after deducting approximately $2,800,000 for standby letters of credit, under the Facility at December 31, 2001. (See Management's Discussion and Analysis of Financial Statements, "Liquidity and Capital Resources").

The Company also has other loans with a total balance outstanding of $3,787,000 at December 31, 2001. The largest is a $2,000,000 industrial development bond issue completed on September 6, 2001.

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair market value of long-term debt is not materially different from the carrying value.

Maturities of long-term debt are as follows:

Year	(In Thousands of Dollars)
2002	$ 120
2003	107
2004	232
2005	342,222
2006	678
Thereafter	2,428
Total	$ 345,787

(6) Contingencies

The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.

(7) Retirement Plans

The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for Company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $3,329,000, $4,628,000, and $4,820,000 in 2001, 2000 and 1999, respectively. Benefits provided under defined benefit plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

Net periodic pension benefit costs for the defined benefit plans were as follows:

(In Thousands of Dollars)	2001	2000	1999
Service cost	$ 1,330	$ 1,253	$ 1,375
Interest cost	3,078	2,993	2,809
Expected return on plan assets	(5,410)	(4,858)	(4,158)
Net amortization and deferral	(355)	(125)	58
Net periodic (income) expense	$ (1,357)	$ (737)	$ 84

The following table presents a reconciliation of the funded status of the defined benefit plans using an assumed discount rate of 7.5% in 2001 and 2000, annual compensation increases of 3.75% in 2001 and 4.5% in 2000, and an assumed long-term rate of return on plan assets of 9.0% in 2001 and 2000.

(In Thousands of Dollars)	2001	2000
Change in projected benefit obligation:		
Obligation at beginning of period	$ 41,042	$ 39,909
Service cost	1,330	1,253
Interest cost	3,078	2,993
Change in assumptions	(882)	(1,293)
Plan amendments	403	131
Benefits paid	(1,863)	(1,951)
Obligation at end of period	43,108	41,042
Change in fair value of plan assets:		
Fair value of plan assets at beginning of period	60,844	60,601
Actual (loss) return on plan assets	(11,582)	1,827
Employer contributions	282	367
Benefits paid	(1,863)	(1,951)
Fair value of plan assets at end of period	47,681	60,844
Funded status	4,573	19,802
Unrecognized net actuarial loss (gain)	3,251	(13,289)
Unrecognized prior service costs	1,252	924
Net amount recognized	$ 9,076	$ 7,437
Amounts recognized in balance sheets:		
Prepaid benefit cost	$ 11,077	$ 10,728
Accrued benefit liability	(3,906)	(3,291)
Intangible asset	376	—
Accumulated other comprehensive loss	1,529	—
Net amount recognized	$ 9,076	$ 7,437

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $7,740,000, $7,699,000 and $4,094,000, respectively, as of December 31, 2001, and $3,105,000, $3,054,000 and $0, respectively, as of December 31, 2000.

(8) Shareholders' Investment

The Company has one stock option plan available for new grants to officers, directors and key employees, the 1998 Stock Option Plan, as amended. Additionally, the Company's 1991 Flexible Stock Incentive Plan and the 1987 Stock Option Plan, which have expired as to new grants, have shares previously granted remaining outstanding. Options under all the plans were granted at prices that equalled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years. A summary of the Company's three stock option plans follows:

	At December 31, 2001		
	1987 Plan	1991 Plan	1998 Plan
Total Plan shares	450,000	1,000,000	1,000,000
Options granted	449,850	762,882	705,400
Options outstanding	38,700	731,324	690,100
Options available for grant	-	-	294,600

A summary of the status of the Company's three stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years then ended is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,477,718	$ 18.01	1,430,682	$ 18.47	839,018	$ 14.18
Granted	41,850	18.71	134,750	18.14	705,700	22.65
Exercised	(26,194)	7.52	(26,018)	6.97	(78,336)	9.33
Forfeited	(33,250)	21.28	(61,696)	22.61	(35,700)	23.43
Outstanding at end of year	1,460,124	$ 18.49	1,477,718	$ 18.01	1,430,682	$ 18.47
Options exercisable at year-end	889,824		865,968		656,265	

The following table provides information on the three Plans at various exercise price ranges:

	Range of Exercise Prices				
	$7.18-$10.78	$10.79-$16.18	$16.19-$24.27	$24.28-$32.44	Total
Options outstanding at 12/31/01	355,510	34,464	963,300	106,850	1,460,124
Options exercisable at 12/31/01	355,510	29,464	401,000	103,850	889,824

The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share ("EPS") would have been reduced to the following pro-forma amounts:

	(In Thousands, Except Per Share Data)		
	2001	2000	1999
Net Income:			
As Reported	$ 19,590	$ 33,771	$ 38,067
Pro Forma	$ 18,886	$ 33,018	$ 36,532
Earnings Per Share			
As Reported	$ .94	$ 1.61	$ 1.82
Pro Forma	$ .91	$ 1.57	$ 1.74
Earnings Per Share - Assuming Dilution			
As Reported	$ .93	$ 1.61	$ 1.80
Pro Forma	$ .89	$ 1.57	$ 1.73

(8) Shareholders' Investment (cont'd)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.1%, 6.3% and 5.4%; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 33% in both 2001 and 2000 and 32% in 1999.

On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more of the Company's common stock. The rights expire on January 28, 2010, unless otherwise extended.

The Board of Directors approved in 2000 a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. Through December 31, 2001, the Company repurchased 159,900 shares at an average purchase price of $17.06 per share. Management ceased repurchases in January 2001.

(9) Income Taxes

Earnings before income taxes consisted of the following:

	(In Thousands of Dollars)		
	2001	2000	1999
United States	**$ 30,213**	$ 55,879	$ 62,143
Foreign	**3,829**	671	1,111
Total	**$ 34,042**	$ 56,550	$ 63,254

The provision for income taxes is summarized as follows:

	(In Thousands of Dollars)		
Current	**2001**	2000	1999
Federal	**$ 9,155**	$ 12,858	$ 20,594
State	**1,186**	1,995	2,321
Foreign	**1,097**	248	620
	11,438	15,101	23,535
Deferred	**3,014**	7,678	1,652
	$ 14,452	$ 22,779	$ 25,187

A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the statements of income follows:

	2001	2000	1999
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.3**	2.5	3.0
Nondeductible goodwill amortization	**4.0**	2.4	2.3
Other, net	**1.2**	.4	(.5)
Effective tax rate	**42.5%**	40.3%	39.8%

Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 2001 of $34,602,000 is classified on the consolidated balance sheet as a current income tax benefit of $8,420,000 and a long-term deferred income tax liability of $43,022,000. The December 31, 2000 net deferred tax liability was $31,588,000, consisting of a current income tax benefit of $9,475,000 and a long-term deferred income tax liability of $41,063,000. The components of this net deferred tax liability are as follows:

	(In Thousands of Dollars) December 31	
	2001	2000
Federal operating loss carry forward	**$ 277**	$ 401
Accrued employee benefits	**1,349**	1,495
Bad debt reserve	**768**	443
Warranty reserve	**682**	1,067
Other	**215**	2,542
Deferred tax assets	**3,291**	5,948
Property related	**(29,121)**	(29,643)
Inventory	**(4,935)**	(3,608)
Other	**(3,837)**	(4,285)
Deferred tax liabilities	**(37,893)**	(37,536)
Net deferred tax liability	**$ (34,602)**	$ (31,588)

(10) Industry Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces electric motors, power generation equipment and related products for sale to original equipment manufacturers and distributors.

The Company evaluates performance based on the segments' income from operations. Corporate costs have been allocated to each Group based primarily on the net sales of each Group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales. The Company's products manufactured and sold outside the United States were approximately 8%, 4% and 3% of net sales in 2001, 2000 and 1999, respectively. Export sales from U.S. operations were approximately 6% of net sales in 2001, 6% in 2000 and 7% in 1999.

Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 2001 is as follows:

	(In Thousands of Dollars)				
	Net Sales	Income From Operations	Identifiable Assets	Capital Expenditures	Depreciation and Amortization
2001					
Mechanical Group	**$ 206,615**	**$ 15,872**	**$ 125,201**	**$ 5,110**	**$ 8,824**
Electrical Group	**456,956**	**40,188**	**621,398(A)**	**10,316**	**22,974**
Total REGAL-BELOIT	**$ 663,571**	**$ 56,060**	**$ 746,599**	**$ 15,426**	**$ 31,798**
2000					
Mechanical Group	$ 244,249	$ 30,794	$ 142,145	$ 6,515	$ 9,663
Electrical Group	353,954	40,814	650,262(A)	10,479	15,886
Total REGAL-BELOIT	$ 598,203	$ 71,608	$ 792,407	$ 16,994	$ 25,549
1999					
Mechanical Group	$ 254,967	$ 35,732	$ 145,391	$ 4,257	$ 10,910
Electrical Group	295,694	36,708	362,774(A)	7,165	12,142
Total REGAL-BELOIT	$ 550,661	$ 72,440	$ 508,165	$ 11,422	$ 23,052

(A) Includes $312,735 in 2001, $316,295 in 2000 and $143,314 in 1999 of goodwill relating to Electrical Group acquisitions.

Report of Independent Public Accountants

To the Shareholders of REGAL-BELOIT CORPORATION:

We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of REGAL-BELOIT CORPORATION and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Milwaukee, Wisconsin
January 28, 2002

Arthur Andersen LLP
Arthur Andersen LLP

Responsibility for Financial Statements

The preceding financial statements of REGAL-BELOIT CORPORATION and related footnotes were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States, which have been applied on a consistent basis.

The system of internal controls of REGAL-BELOIT CORPORATION is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

Arthur Andersen LLP, whose audit report is shown on this page, is engaged by the Board of Directors to audit the financial statements of REGAL-BELOIT CORPORATION and issue reports thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States, which requires obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.

The Audit Committee of the Board of Directors, which committee consists entirely of outside directors, meets regularly with the independent public accountants and management to review the scope and results of audits. In addition, the Audit Committee meets with Arthur Andersen LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.

James L. Packard
Chairman, President,
Chief Executive Officer

Kenneth F. Kaplan
Vice President, Chief Financial Officer,
and Secretary

DURST

Shopiere, WI

PRODUCTS:
Standard and specialized industrial transmissions and hydraulic pump drives
MAJOR MARKETS:
Construction, agriculture, energy, forestry, material handling, lawn and garden, railroad maintenance

ELECTRA-GEAR

Anaheim, CA

PRODUCTS:
Specialized aluminum gear reducers and gearmotors
MAJOR MARKETS:
Medical equipment, food processing, packaging, material handling

FOOTE-JONES/ILLINOIS GEAR

Chicago, IL

PRODUCTS:
Large-scale parallel shaft and right-angle geardrives, custom gears up to 100" diameter
MAJOR MARKETS:
Pulp and paper, mining, aggregate, forestry, construction

GROVE GEAR

Union Grove, WI

PRODUCTS:
Standard and custom industrial gear reducers
MAJOR MARKETS:
Material handling, food processing, robotics, healthcare, power transmission

HUB CITY

Aberdeen, SD

PRODUCTS:
Gear drives, sub-FHP gearmotors, mounted bearings, and accessories
MAJOR MARKETS:
Packaging, construction, material handling, healthcare, food processing

LEESON®

Grafton, WI
Ontario, Canada

PRODUCTS:
AC motors (to 800 HP) and DC motors (to 5 HP), gear reducers, drives, and gearmotors
MAJOR MARKETS:
Power transmission, pumps, food processing, fitness equipment, industrial machinery

Lincoln™ MOTORS

Cleveland, OH

PRODUCTS:
AC motors (to 800 HP)
MAJOR MARKETS:
Commercial and industrial pumps, compressors, HVAC, specialty products

MARATHON® ELECTRIC

Wausau, WI (Headquarters)
Leicestershire, England
Shanghai, PRC
Singapore

PRODUCTS:
AC motors (to 800 HP)
MAJOR MARKETS:
Power transmission, HVAC, pumps, fans/blowers, agriculture, processing, manufacturing

MARATHON® GENERATORS

Wausau, WI

PRODUCTS:
AC generators from 5 to 4000 kW
MAJOR MARKETS:
Standby power, prime power, refrigeration, irrigation, wind power

MARATHON® SPECIAL PRODUCTS

Bowling Green, OH

PRODUCTS:
Fuse holders, terminal blocks and power blocks
MAJOR MARKETS:
Electric control panels, HVAC, utilities, telecommunications, transportation

MASTERGEAR WORLDWIDE

South Beloit, IL (Headquarters)
Legnano, Italy
Neu-Anspach, Germany
Newbury, England

PRODUCTS:
Manual valve actuators for liquid/gas flow control
MAJOR MARKETS:
Petrochemical, fire protection, wastewater

OHIO GEAR

Liberty, SC

PRODUCTS:
Gear reducers and gearmotors
MAJOR MARKETS:
Material handling, lawn and garden vehicles, food processing

OPPERMAN MASTERGEAR, Ltd.

Newbury, England

PRODUCTS:
Valve actuators and industrial gear drives
MAJOR MARKETS:
Material handling, agriculture, mining, liquid and gas flow control

REGAL CUTTING TOOLS

nutd

South Beloit, IL

PRODUCTS:
High-speed steel and carbide rotary cutting tools
MAJOR MARKETS:
General industry, aerospace, agriculture, automotive

RICHMOND™

Liberty, SC

PRODUCTS:
Ring & pinions and transmissions
MAJOR MARKETS:
High-performance automotive aftermarket

THOMSON TECHNOLOGY.

A Subsidiary of Regal-Beloit Corporation
POWER & CONTROL

British Columbia, Canada

PRODUCTS:
Automatic transfer switches, power generation controls and switchgear
MAJOR MARKETS:
Electrical power generation

Velvet Drive® TRANSMISSIONS

New Bedford, MA

PRODUCTS:
Marine and industrial transmissions
MAJOR MARKETS:
Pleasure boats, off-road vehicles, forestry

Board of Directors

REGAL-BELOIT

JAMES L. PACKARD
Chairman, President, and Chief Executive Officer
REGAL-BELOIT CORPORATION
Director since 1980

HENRY W. KNUEPPEL
Executive Vice President
REGAL-BELOIT CORPORATION
Director since 1987

FRANK E. BAUCHIERO (1)
President, Chief Executive Officer
MKC WORLDWIDE
Director since 1993

J. REED COLEMAN (1*)
Chairman, Chief Executive Officer, and Director
MADISON-KIPP CORPORATION
Director since 1981

JOHN M. ELDRED (2)(3*)
Chairman and Director
FIRST NATIONAL BANK & TRUST CO.
OF BELOIT
Director since 1965

STEPHEN N. GRAFF (1)(3)
Past Managing Partner, Milwaukee Office
ARTHUR ANDERSEN LLP and
ANDERSEN WORLDWIDE
Director since 1996

G. FREDERICK KASTEN, JR. (3)
Chairman and Director
ROBERT W. BAIRD & CO., INC.
Director since 1995

PAUL W. JONES (2)
Chairman and Chief Executive Officer
U.S. CAN COMPANY
Director since 2000

JOHN A. McKAY (2*)
Past President, Chief Operating Officer
HARNISCHFEGER INDUSTRIES, INC.
Director since 1992

Directors Emeriti:

HENRY R. ODELL	40 years of service
HARRY C. MOORE	34 years of service
CECIL H. CRAWFORD	25 years of service
ELBERT H. NEESE	17 years of service
WILLIAM W. KEEFER	15 years of service

(1) Member of Audit Committee
(2) Member of Compensation and Human Resources Committee
(3) Member of Director Affairs Committee
* Committee Chairman

Officers

REGAL-BELOIT

JAMES L. PACKARD
CHAIRMAN, PRESIDENT and
CHIEF EXECUTIVE OFFICER
Employed since 1979

HENRY W. KNUEPPEL
EXECUTIVE VICE PRESIDENT
Employed since 1979

KENNETH F. KAPLAN
VICE PRESIDENT, CHIEF FINANCIAL OFFICER and
SECRETARY
Employed since 1996

FRITZ HOLLENBACH
VICE PRESIDENT ADMINISTRATION and
HUMAN RESOURCES
Employed since 1987

DAVID L. EISENREICH
VICE PRESIDENT and PRESIDENT of
MOTOR TECHNOLOGIES GROUP
Employed since 1980

GARY M. SCHUSTER
VICE PRESIDENT and PRESIDENT of
MECHANICAL COMPONENTS GROUP
Employed since 1978

REGAL-BELOIT CORPORATION
Corporate Headquarters
200 State Street
Beloit, WI 53511-6254
Phone: 608-364-8800
Fax: 608-364-8818
Email: regal@regal-beloit.com
www.regal-beloit.com

Transfer Agent, Registrar and Dividend Disbursing Agent
First Class, Registered & Certified Mail

EquiServe Trust Company
P.O. Box 43010
Providence, RI 02940-3010
Investor Relations Number: 781-575-3400
Internet Address: http://www.EquiServe.com

Have you received your cash dividends?

During 2001, four quarterly cash dividends were declared on REGAL-BELOIT CORPORATION common stock.

If you have not received all dividends to which you are entitled, please write or call EquiServe at the address above.

Cash Dividends and Stock Splits

REGAL-BELOIT paid its first cash dividend in January, 1961. Since that date, REGAL-BELOIT has paid 166 consecutive quarterly dividends through January, 2002. The Company has raised cash dividends 33 times in the 41 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 10:30 a.m., C.D.T., on Friday, April 19, 2002, at the Rotary River Center, 1220 Riverside Drive (Hwy 51 N), Beloit, Wisconsin.

Public Information and Reports

Shareholders can view Company documents in a variety of ways: over the internet on the Company's website at www.regal-beloit.com, through general stock information websites or on the United States Government's EDGAR website at www.sec.gov. Shareholders may also request from the Company copies of news releases or Forms 10-K and 10-Q as filed by the Company with the Securities and Exchange Commission. Please direct information requests to:

REGAL-BELOIT CORPORATION
Attn: Investor Relations
200 State Street, Beloit, WI 53511-6254
Phone: 608-364-8800, Fax: 608-364-8818
Email: regal@regal-beloit.com

Auditors

Arthur Andersen LLP, Milwaukee, Wisconsin.

REGAL-BELOIT CORPORATION is a Wisconsin Corporation listed since 1976 on The American Stock Exchange® under the symbol RBC.

REGAL-BELOIT CORPORATION
200 State Street • Beloit, Wisconsin 53511-6254
Phone: (608) 364-8800 • Fax: (608) 364-8818
www.regal-beloit.com